(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-50910

CUSIP NUMBER 861830 10 0

For Period Ended: fiscal quarter ended March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

StoneMor Partners L.P.
Full Name of Registrant

Former Name if Applicable

155 Rittenhouse Circle
Address of Principal Executive Office (Street and Number)

Bristol, PA 19007
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 05-06) Previous versions obsolete	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Please see attached Exhibit A in response to this Part III.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William R. Shane	215	826-2800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

StoneMor Partners L.P. anticipates that the financial results for the fiscal quarter ended March 31, 2006 will be as reflected in Exhibit B.

StoneMor Partners L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2006	By	/s/ William R. Shane
	Name:	William R. Shane
	Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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EXHIBIT A

StoneMor Partners L.P. (the “Company”) is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006 within the prescribed period. The Company has devoted considerable time and resources to preparing its annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”) and amendments to quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005, respectively (collectively, “Forms 10-Q”). The Company has not filed the Form 10-K and Forms 10-Q (collectively, the “Reports”) with the Securities and Exchange Commission. The delay in filing the Reports resulted from an ongoing accounting review, as disclosed in the Company’s press release dated April 21, 2006, which followed the Company’s decision to restate its Forms 10-Q in connection with a material weakness in the Company’s internal control over financial reporting disclosed in the Company’s press release dated March 15, 2006. As a result of the delay in filing the Reports, the Company has not yet completed the preparation and review of its consolidated financial statements and the related footnote disclosures for the fiscal quarter ended March 31, 2006. While no assurance can be given, the Company believes that it can file its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006 within the time limits of this Form 12b-25. ]

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EXHIBIT B

Total Revenues of $20,966,000 for the quarter ended March 31, 2005 are expected to increase approximately 26% for the quarter ended March 31, 2006(a). Operating Profit of $2,469,000 for the quarter ended March 31, 2005 is expected to increase approximately 29% for the quarter ended March 31, 2006 (a). Net income of $668,000 for the quarter ended March 31, 2005 is expected to increase approximately 120% for the quarter ended March 31, 2006 (a).

(a)	These preliminary estimated results are subject to change in connection with the completion of the financial statements.

Forward-Looking Statements

Certain statements contained herein, including, but not limited to, information regarding the status and progress of StoneMor’s operating activities, the plans and objectives of StoneMor’s management, assumptions regarding StoneMor’s future performance and plans, and any financial guidance provided, as well as certain information in other filings with the SEC and elsewhere, are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933 and Section 21E(i) of the Securities Exchange Act of 1934. The words “believe,” “may,” “will,” “estimate,” “continues,” “anticipate,” “intend,” “project,” “expect,” “anticipate,” “predict,” and similar expressions identify these forward-looking statements. These forward-looking statements are made subject to certain risks and uncertainties that could cause actual results to differ materially from those stated, including, but not limited to, the following: uncertainties associated with future revenue and revenue growth; the impact of StoneMor’s significant leverage on its operating plans; the ability of StoneMor to service its debt; StoneMor’s ability to attract, train and retain an adequate number of sales people; uncertainties associated with the volume and timing of pre-need sales of cemetery services and products; variances in death rates; variances in the use of cremation; changes in the political or regulatory environments, including potential changes in tax accounting and trusting policies; StoneMor’s ability to successfully implement a strategic plan relating to producing operating improvement, strong cash flows and further deleveraging; uncertainties associated with the integration or the anticipated benefits of the acquisition of assets in November 2005, information disclosed herein; the results from the completion of management’s assessment of internal control of financial reporting; and various other uncertainties associated with the deathcare industry and StoneMor’s operations in particular.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements set forth in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q filed with the SEC. We assume no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements made by us, whether as a result of new information, future events or otherwise.

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